

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

<u>Via E-Mail</u>
Heath B. Clarke
Chief Executive Officer
Local.com Corporation
7555 Irvine Center Drive
Irvine, CA 92618

> **Re:**   **Local.com Corporation**
> **Registration Statement on Form S-3**
> **Filed August 29, 2011**
> **File No. 333-176542**

Dear Mr. Clarke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that we are in receipt of your confidential treatment application for portions of Exhibit 10.1 to your Form 8-K filed July 7, 2011. We are currently processing your application, and will provide comments relating to the confidential treatment application, if any, under separate cover.

Selling Stockholders, page 30

2.   It appears that selling shareholder Cambria Investment Fund, LP may be a broker dealer's affiliate. Please advise. For a selling shareholder that is a broker dealer's affiliate, include disclosure, if true, that this broker dealer's affiliate:

  a.   Purchased the securities to be sold in the ordinary course of business; and

    b. Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

   If you are unable to make the representations noted above in the prospectus, you must state that such selling shareholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is an affiliate of an broker dealer and cannot make these representations.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me at (202) 551-3483 with any other questions.

                            Sincerely,

                            /s/ Katherine Wray

                            Katherine Wray
                            Attorney Advisor

cc: <u>Via E-Mail</u>
        Scott D. Olson, Esq.